UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

________________

UNIOIL

(Name of Subject Company)

UNIOIL

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

904808 30 0

(CUSIP Number of Class of Securities)

________________

Charles E. Ayers, Jr.

710 North Hamilton Street

Richmond, VA 23221-2035

(804) 358-4731

With a copy to:

Jack M. Merritts

Lathrop & Gage L.C.

370 17th Street, Suite 4650

Republic Plaza

Denver, CO 80202

(720) 931-3217

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

x Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On October 20, 2006, Petroleum Development Corporation (“PDC”) issued a press release announcing that it had reached an agreement with Unioil (the “Company”) pursuant to which PDC will make an all-cash tender offer to acquire all of the Company’s outstanding shares for $1.91 per share followed by a merger (the “Agreement”). A copy of the press release is included as Exhibit (a)(1) hereto.

Following commencement of the tender offer, the Company intends to file a solicitation / recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”). The Company’s stockholders should read the Schedule 14D-9 when it becomes available as it will contain important information regarding the transaction. Investors will be able to obtain, without charge, a copy of the Schedule 14D-9 and other filed documents relating to this transaction from the Company and through the website of the Securities and Exchange Commission at www.sec.gov.

Item 9.	Exhibits

Exhibit No.	Description
(a)(1)	Press Release, dated October 20, 2006.

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Press Release, dated October 20, 2006.